UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549-7010

                                                        December 23, 2008


Mr. Rudi Fronk
President and Chief Executive Officer
Seabridge Gold, Inc.
106 Front Street East, 4th Floor
Toronto, Ontario, Canada M5A  1E1

         Re:      Seabridge Gold, Inc.
                  Form 20-F for the Fiscal Year Ended December 31, 2007 Filed March 31, 2008
                  File No. 0-50657

Dear Mr. Fronk:

         We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

         Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007
-----------------------------------------------------

General
-------

1. Please correct your commission filing number on the cover of your filings to read 001-32135, which was assigned in conjunction with your filing of the Form 8-A registration statement on March 31, 2004.

Mr. Rudi Fronk
Seabridge Gold, Inc.
December 19, 2008
Page 2

Risk Factors, page 12
---------------------

The Company's OperationsContain Significant Uninsured Risks which Could
-----------------------------------------------------------------------
Negatively Impact Profitability as the  Company Maintains No Insurance Against
--------------------------------------  --------------------------------------
its Operations, page 13
-----------------------

2. Reconcile the disclosure in this heading with the first sentence of the second paragraph of this risk factor which states, "The Company currently maintains $5 million insurance for its properties and operations..."

Committees, page 55
-------------------

3. We note Item 6.E.3. of Form 20-F. Please explain why you did not include the names of the individuals who serve on each of the Board Committees as required by such Item.

Interest of Management in Certain Transactions, page 59
-------------------------------------------------------

4. We note that you included disclosure of three different related party transactions on page 47, only one of which is disclosed in the section, "Interest of Management in Certain Transaction." Please provide the disclosure required by Item 7.B of Form 20-F regarding the two other transactions.

Management's Report on Internal Control over Financial Reporting, page 73
-------------------------------------------------------------------------

5. Please provide a cross reference in Item 15 to your discussion of changes in your internal control over financial reporting that appears on page 46 of your Form 20-F.

Certifications, exhibits 12.1 and 12.2
--------------------------------------

6. We note that you included the word "Canadian" to qualify generally accepted accounting principles in both certifications. Revise your filing to ensure that the certifications conform to the exact language of part 12 to the Instructions as to Exhibits in the Form 20-F.

Closing Comments
----------------

         Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Mr. Rudi Fronk
Seabridge Gold, Inc.
December 19, 2008
Page 3

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

         Please contact Doug Brown at (202) 551-3265, or in his absence, John Madison at (202) 551-3296 with any questions.

                                                  Sincerely,

                                                  H. Roger Schwall
                                                  Assistant Director

cc:  J. Madison
     D. Brown